Filed Pursuant to Rule 433
Registration Nos. 333-126726
333-126726-01
SHELL INTERNATIONAL FINANCE B.V.
5.625% Guaranteed Notes due 2011
Guaranteed as to the Payment of Principal and Interest by
ROYAL DUTCH SHELL PLC
Pricing Terms Sheet
June 20, 2006

Issuer	Shell International Finance B.V.
Guarantor	Royal Dutch Shell plc
Ratings	Aa1/AA (Moody’s/S&P)
Format	SEC Registered
Size	$1.0 billion
Trade Date	June 20, 2006
Settlement Date	June 27, 2006
Maturity	June 27, 2011
Callable	Make-whole at Treasury Rate + 10 bps, Tax Call
Interest Payment Dates	June 27 and December 27
First Payment Date	December 27, 2006
Pricing Benchmark	4-7/8 US Treasury due May 2011
UST Spot (PX/Yield)	98 — 29¼ / 5.126%
Spread to Benchmark	+52 bps
Yield to Maturity	5.646%
Coupon	5.625%
Price	99.910%
Day Count	30/360
Minimum Denomination	$1,000 and increments of $1,000
Listing	Listing to be applied for on NYSE
Ranking	Senior
Bookrunners	Lehman Brothers, Merrill Lynch & Co., Morgan
Stanley & Co.
Billing and Delivering	Lehman Brothers
CUSIP	822582AA0
ISIN	US822582AA01
The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Lehman Brothers on 1-888-603-5847, Merrill Lynch & Co. on 1-866-500-5408 or Morgan Stanley on 1-800-718-1649.